
July 2, 2010

Craigh Leonard, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104

> **Re: OSI Pharmaceuticals, Inc.**
> **Amendment No. 2 to Schedule TO-I**
> **Filed June 29, 2010**
> **File No. 5-37954**

Dear Mr. Leonard:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1. We note your responses to comments one and five in our letter dated June 24, 2010; however, we reissue our comments. If you believe that you are conducting a single offer for your 2% Convertible Notes and a single offer for your 3% Convertible Notes, then revise or advise us as to how you are complying with the requirements of Rule 13e-4(f)(2)(i), which provides for withdrawal rights at any time during the period that the offer remains open. Alternatively, if you believe that you are conducting separate offers in connection with each of the Tender Completion Purchase Right, Merger Purchase Right, and Delisting Purchase Right, then revise or provide us with a legal analysis as to how you are complying with Rule 14e-5.

2. We note your response to comment two in our letter dated June 24, 2010; however, we reissue our comment since security holders will be receiving different amounts of consideration in the offer. Please revise or provide us with further legal support for your position.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions